# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mallinckrodt plc, CIK 0001567892
CUSIP: G5890A102
Title of class of securities: Ordinary Shares, par value $0.01 per share
Address of issuer's principal executive offices: College Business & Technology Park, CRUISERATH, BLANCHARDSTOWN, DUBLIN 15, Ireland (L2), D15
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193805-24-001354
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 804,258; sole dispositive power 0; shared dispositive power 804,258; aggregate amount beneficially owned 804,258 (4.07% of the class)
  Comment: Comprised of ordinary shares, par value $0.01 per share ("Ordinary Shares") held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Mgmt IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (0% of the class)
  Comment: Comprised of 1 Ordinary Share held by Deerfield Private Design Fund IV, L.P., of which Deerfield Mgmt IV, L.P. is the general partner.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 804,258; sole dispositive power 0; shared dispositive power 804,258; aggregate amount beneficially owned 804,258 (4.07% of the class)
- Deerfield Private Design Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1; sole dispositive power 0; shared dispositive power 1; aggregate amount beneficially owned 1 (0% of the class)
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 804,259; sole dispositive power 0; shared dispositive power 804,259; aggregate amount beneficially owned 804,259 (4.07% of the class)
  Comment: Comprised of 804,258 Ordinary Shares held by Deerfield Partners, L.P. and 1 Ordinary Share held by Deerfield Private Design Fund IV, L.P., of which Deerfield Management Company, L.P. is the investment advisor.
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 804,259; sole dispositive power 0; shared dispositive power 804,259; aggregate amount beneficially owned 804,259 (4.07% of the class)
  Comment: Comprised of 804,258 Ordinary Shares held by Deerfield Partners, L.P. and 1 Ordinary Share held by Deerfield Private Design Fund IV, L.P.

## Item 1. Issuer
Name of issuer: Mallinckrodt plc
Address of issuer's principal executive offices: College Business & Technology Park, Cruiserath, Blanchardstown, Dublin 15, Ireland

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., Deerfield Partners, L.P. and Deerfield Private Design Fund IV, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 804,258 shares
Deerfield Mgmt IV, L.P. - 1 share
Deerfield Management Company, L.P. - 804,259 shares
Deerfield Partners, L.P. - 804,258 shares
Deerfield Private Design Fund IV, L.P. - 1 share
James E. Flynn - 804,258 shares
Percent of class:
Deerfield Mgmt, L.P. - 4.07%
Deerfield Mgmt IV, L.P. - 0.00%
Deerfield Management Company, L.P. - 4.07%
Deerfield Partners, L.P. - 4.07%
Deerfield Private Design Fund IV, L.P. - 0.00%
James E. Flynn - 4.07%
Sole power to vote or to direct the vote: All Reporting Persons - 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 804,258
Deerfield Mgmt IV, L.P. - 1
Deerfield Management Company, L.P. - 804,259
Deerfield Partners, L.P. - 804,258
Deerfield Private Design Fund IV, L.P. - 1
James E. Flynn - 804,259
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 804,258
Deerfield Mgmt IV, L.P. - 1
Deerfield Management Company, L.P. - 804,259
Deerfield Partners, L.P. - 804,258
Deerfield Private Design Fund IV, L.P. - 1
James E. Flynn - 804,259

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/13/2025)
- Deerfield Mgmt IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/13/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/13/2025)
- Deerfield Private Design Fund IV, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/13/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/13/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (05/13/2025)